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OMB Number: 3235-0167
Expires: October 31, 2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-09589

PMC Capital, Inc.

(Exact name of registrant as specified in its charter)

17950 Preston Road, Suite 600, Dallas, Texas 75252, (972) 349-3200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.01 per share

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

     Approximate number of holders of record as of the certification or notice date: zero .

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     Pursuant to the requirements of the Securities Exchange Act of 1934, PMC Capital, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 1, 2004	By:	/s/ Lance B. Rosemore
Lance B. Rosemore
President, Chief Executive Officer and Secretary

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.